The United States of America
Department of Transportation
Federal Aviation Administration

AIRCRAFT

Type Certificate

Number A6SO

This certificate issued to   Mael Aircraft Corporation

certifies that the type design for the following product with the operating limitations and conditions therefor as specified in the Federal Aviation Regulations and the Type Certificate Data Sheet, meets the airworthiness requirements of Part 23 of the Federal Aviation Regulations.

Airplane Model BA-42

This certificate, and the Type Certificate Data Sheet which is a part hereof, shall remain in effect until surrendered, suspended, revoked, or a termination date is otherwise established by the Administrator of the Federal Aviation Administration.

Date of application: May 23, 1967

Date of issuance: May 12, 1970
                         December 10, 1976 (Reissued to Mael Aircraft Corporation)

By direction of the Administrator.

(Signature) _Keith D. Anderson_

KEITH D. ANDERSON
(Title) Chief, Engineering and Manufacturing Branch, AGL-210

This certificate may be transferred if endorsed as provided on the reverse hereof.

Any alteration of this certificate and/or the Type Certificate Data Sheet is punishable by a fine of not exceeding $1,000, or imprisonment not exceeding 3 years, or both.
FAA FORM 8110-9 (7-67) SUPERSEDES FAA FORM 331